[Faegre & Benson LLP Letterhead]

DOUGLAS R. WRIGHT
DWright@faegre.com
(303) 607-3671

March 22, 2007

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re:                               PRB Energy, Inc.
Registration Statement on Form S-3
Filed February 2, 2007
File No. 333-140434

Dear Mr. Owings:

On behalf of PRB Energy, Inc. (the “Company”), I am writing to respond to the Staff’s comments contained in your letter to Robert W. Wright, Chairman and Chief Executive Officer of the Company, dated March 2, 2007 (the “Comment Letter”), relating to the Company’s registration statement on Form S-3 (File no. 333-140434) (the “Registration Statement”).  Set forth below are the Company’s responses to the specific comments contained in the Comment Letter.

General

1.                  It appears that the resale of securities by the lenders may be an offering on behalf of the registrant.  If so, the registrant should identify those persons as underwriters under the Securities Act of 1933 and register the securities on a form for which the registrant is eligible to conduct a primary offering of securities.  Please refer to Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997).

Response:

The Company respectfully submits that the proposed resale of the shares of common stock of the Company by DKR Soundshore Oasis Holding Fund Ltd. and West Coast Opportunity Fund, LLC (collectively, the “Lenders”) is not a primary offering on behalf of the Company and that the shares may be registered for resale under the

Registration Statement pursuant to Rule 415(a)(1)(i) promulgated under the Securities Act of 1933.  The Company believes that the facts described below demonstrate that the Lenders are neither the alter ego of the Company nor acting as underwriters for an offering by the Company.

Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997) sets forth the following six factors for determining whether a purported secondary offering is really a primary offering: (a) the amount of time the selling stockholders have held the shares; (b) the circumstances under which the selling stockholders received the shares; (c) the relationship between the selling stockholders and the issuer; (d) the amount of shares involved; (e) whether the selling stockholders are in the business of underwriting securities; and (f) whether, under all of the circumstances, it appears that the selling stockholders are acting as a conduit for the issuer.  The application of these considerations to the facts underlying the resale of the shares by the Lenders will show that such resale is not a primary offering on behalf of the Company.

(a)      The Lenders have held the shares for a significant amount of time.

Pursuant to the Securities Purchase Agreement, dated December 28, 2006, the Company’s subsidiary, PRB Oil & Gas, Inc. (the “Subsidiary”), issued and sold $15,000,000 of senior secured debentures to the Lenders (the “Senior Secured Debentures”).  As additional consideration for the Senior Secured Debentures and to induce the Lenders to purchase the Senior Secured Debentures, the Company issued 1,250,000 shares of its common stock (the “Shares”), to the Lenders.  In the Securities Purchase Agreement, each Lender agreed that the Shares would constitute “restricted securities.”  The Lenders also agreed that the Shares would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such Shares.  Moreover, there is no contractual arrangement whereby the Lenders can require the Company to repurchase or redeem the Shares.  Consequently, the Lenders have borne, and will continue to bear, the risk of owning the Shares for an indefinite period of time unless the resale of the Shares is registered pursuant to an effective registration statement under the Securities Act of 1933, or the Lenders can resell the Shares relying on another applicable exemption from the registration requirements of the Securities Act of 1933.  Accordingly, the Shares owned by the Lenders have been subject to market risk for over 75 days and for such period of time the Lenders have held the Shares for investment purposes.

(b)      The Lenders received the Shares in connection with their purchase of the Senior Secured Debentures from the Subsidiary.

The Lenders received the Shares in connection with their purchase of the Senior Secured Debentures from the Subsidiary (the “Debt Transaction”).  The closing of the Debt Transaction was not conditioned upon the filing or effectiveness of a registration statement for the resale of the Shares by the Lenders.  However, the Company agreed to register the Shares for resale under the Securities Act of 1933 within a specified period of time following the closing of the Debt Transaction.  Although the Company will be subject to certain monetary penalties if the Registration Statement does not become effective, and remain effective, by the deadline set forth in the Registration Rights Agreement dated December 28, 2006, in no event will the number of Shares be increased or otherwise adjusted if the Registration Statement is not declared effective in a timely manner or if the Registration Statement does not remain effective.  Therefore, the Lenders will continue to bear the investment risk of owning the Shares until such time as they sell the Shares.

(c)      The relationship between the Lenders and the Company does not resemble one of an underwriter or an issuer.

Section 2(a)(11) of the Securities Act of 1933 defines the term “underwriter” to mean “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.  As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”  As described below, in connection with the purchase of the Shares, each Lender represented to the Company that such Lender was acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of such Shares and that it did not have any agreement or understanding (directly or indirectly) with any person to distribute any of the Shares.

The Company issued the Shares and agreed to provide certain registration rights to the Lenders solely to induce the Lenders to purchase the Senior Secured Debentures of the Subsidiary.  Except for the consummation of the Debt Transaction, the Company and the Lenders have never had a material relationship.  Instead, the

Lenders are independent third parties.  The Company does not believe that the Lenders’ collective ownership of approximately 17% of the issued and outstanding capital stock of the Company causes the Lenders in fact, directly or indirectly, to control the Company.  The Lenders do not have representatives that serve on the Company’s Board of Directors and the Lenders do not possess any material non-public information concerning the Company.  In the Securities Purchase Agreement, each Lender represented to the Company that such Lender was acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of such Shares.  Furthermore, each Lender represented to the Company that it was acquiring the Shares in the ordinary course of its business and that it did not have any agreement or understanding (directly or indirectly) with any person to distribute any of the Shares.  The Company is not entitled to and will not receive any of the proceeds from the sales of Shares by the Lenders and such sales will be made by, and for the accounts of, each Lender.    Accordingly, the Company does not believe the Lenders’ relationship with the Company is indicative of an indirect primary offering on behalf of the Company.

(d)      The Shares held by the Lenders currently represent approximately 20% of the issued and outstanding shares of capital stock held by non-affiliates of the Company.

The Shares currently constitute, and at the time of issuance of the Shares to the Lenders constituted, approximately 20% of the Company’s issued and outstanding shares of capital stock held by non-affiliates of the Company.  In the past, issuers engaged in PIPE transactions have frequently relied upon Rule 415(a)(1)(i) of the Securities Act of 1933 to register the resale of securities on a continuous basis.  Applying the Staff’s recent guidance that the registration and resale of securities constituting less than one-third of a registrant’s issued and outstanding capital stock held by non-affiliates will not generally be deemed to constitute a primary offering to the facts described here, the resale by the Lenders of Shares constituting 20% of the Company’s issued and outstanding shares of capital stock held by non-affiliates should not be deemed a primary offering.  In addition, we understand from such recent Staff guidance that the Staff is seeking to curb abusive “extreme convertible” note transactions and to prevent such abusive “extreme convertible” note transactions from hiding behind the cloak of the traditional PIPE analysis.  The Company does not believe this offering is the type of transaction that the Staff seeks to curb since the Senior Secured Debentures issued to the Lenders are not convertible into shares of capital stock of the Company.

(e)      The Lenders are not in the business of underwriting securities.

The Company has been advised by the Lenders that they are not in the business of underwriting securities.  The Company has further been advised by West Coast Opportunity Fund, LLC (“WCOF”), one of the Lenders, that WCOF is a private investment fund that makes loans and invests in securities of public and private companies engaged in various industries, including the energy sector.  WCOF makes loans and acquires securities in public and private transactions from time to time, using the funds invested by the members of WCOF.  WCOF may hold or resell the securities it purchases for its own account, depending upon WCOF’s internally produced research on the fundamentals of each company in which it invests, and other market factors.  WCOF is managed by West Coast Asset Management (“WCAM”), an SEC registered investment adviser.  Neither WCOF nor WCAM is a securities broker-dealer or engaged in the public distribution of securities.

The Company has further been advised by DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”), one of the Lenders, that the Fund is a private investment fund that, among other things, invests in securities of public and private companies engaged in various industries, including the energy sector.  The Fund may acquire such securities in public and private transactions from time to time.  The Fund may hold or resell the securities it purchases for its own account, depending upon its internally produced research on the fundamentals of each company in which it invests, and other market factors.  The investment manager of the Fund is DKR Oasis Management Company LP (the “Investment Manager”).  Neither the Fund nor the Investment Manager is a securities broker-dealer or engaged in the public distribution of securities.

(f)       Under all the circumstances, the Lenders are not acting as a conduit for the Company.

The Company believes that the circumstances described above, including the acquisition of the Shares as part of the Lenders’ purchase of the Senior Secured Debentures from the Subsidiary, the limited number of Shares included in the Registration Statement and the percentage of the Company’s public float represented by such Shares, the market risks incurred by the Lenders as a result of owning the Shares for a significant period of time without the ability to sell them in the public market, the lack of a prior material relationship between the Company and the Lenders, and the fact that the Lenders are not in the business of underwriting securities, support the conclusion that the Lenders are not acting as a conduit for the Company.

Selling Stockholders, page 12

2.                  Disclose whether any selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.  If any selling stockholder is a broker-dealer, disclose that it is an “underwriter” within the meaning of the Securities Act of 1933.  You should also revise the plan of distribution section accordingly.

Response:

The Company has been advised that no selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

3.                  If the selling stockholder is an affiliate of a broker-dealer, disclose, if true, that:

•                  The seller purchased in the ordinary course of business, and

•                  At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling stockholder is an underwriter.

Response:

The Company has been advised that no selling stockholder is an affiliate of a broker-dealer.

Undertakings, page II-2

4.                  Please include the full undertakings set forth in Item 512(a) of Regulation S-K.  See SEC Release 33-8591 (July 19, 2005) located on our website at ww.sec.gov.

Response:

As requested, the Company will include the undertaking set forth in Item 512(a)(5) of Regulation S-K in an amendment to the Registration Statement.  Since the Company does not believe this offering is a primary offering of securities, the Company does not intend to include in the Registration Statement the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Once all of the comments have been resolved with the Staff, the Company will file an amendment to the Registration Statement that incorporates the agreed-upon changes.  Please contact me with any questions you have regarding this matter.

Very truly yours,

/s/ Douglas R. Wright

Douglas R. Wright

cc:	Ms. Anita Karu
Mr. Robert W. Wright